SEC FILE NUMBER 001-14793
CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one:)	☐Form 10-K ☐Form 20-F ☑Form 11-K ☐Form 10Q ☐Form 10-D ☐Form N-SAR ☐Form N-CSR
For Period Ended: December 31, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
FirstBank 401(k) Retirement Plan for Resident of the U.S. Virgin Islands and of the United States of America

Full Name of Registrant
N/A

Former Name if Applicable
1519 Ponce De Leon Avenue

Address of Principal Executive Office (Street and Number)
San Juan, Puerto Rico 00908-0146

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Registrant was unable to file its Annual Report on Form 11-K for the FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and of the United States of America (the “Plan”) for the period ended December 31, 2009 within the prescribed time period without unreasonable effort or expense due to unanticipated difficulties in the collection of necessary information from the Registrants third-party servicer in a sufficient time to complete the Plan’s financial statements. Accordingly, the Registrant needs additional time to file complete and accurate financial statements required to be included in the Form 11-K. The Registrant expects to file the Form 11-K for the Plan on or before the fifteenth calendar day following the prescribed due date.

SEC 1344(07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Pedro Romero	(787)	729-8255

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been file? If answer is no, identify report(s). Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FirstBank 401(k) Retirement Plan for Resident of the U.S. Virgin Islands and of the United States of America
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

June 30, 2010	By	/s/ Pedro Romero
		Name:	Pedro Romero
		Title:	Senior Vice President and Chief Accounting Officer